INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference of the following report in the Form 40-F, dated February 12, 2003, to be filed on behalf of Sun Life Financial Services of Canada Inc.:

Our report dated February 12, 2003 accompanying the annual audited financial statements of Sun Life Financial Services of Canada Inc. for the year ended December 31, 2002.

/s/ “Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Chartered Accountants
Toronto, Canada
February 12, 2003